

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

John Kavanaugh
Senior Vice President and Chief Financial Officer
Perspecta Inc.
14295 Park Meadow Drive
Chantilly, VA 20151

      Re: Perspecta Inc.
           Form 10-K for the Fiscal Year ended March 31, 2020
           Filed May 22, 2020
           File No. 001-38395

Dear Mr. Kavanaugh:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology